UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Company”), in compliance with the Spanish securities market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Further to the notice of Inside Information of 30 July 2026, with the CNMV registration number 3316 (the “II for the Execution of the First Tranche”), BBVA has agreed, within the scope of the New Program Scheme1, to carry out a second program for the buyback of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (together, the “Regulations”), with a view to reducing BBVA’s share capital (the “Second Tranche”) and pursuant to the terms and conditions set out below:

Purpose:	To reduce BBVA’s share capital by cancelling the shares acquired.
Maximum cash amount:	The maximum aggregate cash amount will be up to EUR 1,000 million.
Maximum number of shares:	The maximum number of BBVA shares to be acquired will not exceed 507,759,303.
Start of the execution:	Execution will start on 14 October 2026.
End of the execution:

The Second Tranche will end no earlier than 7 January 2027 and no later than 4 February 2027[2] and, in any event, when the maximum cash amount is reached or the maximum number of shares is acquired.

However, the Company reserves the right to temporarily suspend or early terminate the Second Tranche if any circumstance so advises or requires.

1 New Program Scheme shall have the same meaning as provided in the II for the Execution of the First Tranche.

2 However, for each “Excluded Day”, the execution period shall be postponed by one “Trading Day”, up to a maximum postponement until 18 February 2027.

For these purposes, a “Trading Day” means each day on which the Continuous Market is scheduled to open for trading during normal market hours.

For these purposes, an “Excluded Day” means any Trading Day on which: (i) any Trading Venue does not open for the entire regular trading session; (ii) any Trading Venue imposes a suspension or limitation on the trading of BBVA shares for the entire regular trading session; (iii) the trading price of BBVA shares on any Trading Venue is below their nominal value for the entire regular trading session; or (iv) the Company has suspended the execution of the Second Tranche.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Trading venues:	Purchases shall be made on the Spanish electronic trading system – Continuous Market (the “Continuous Market”) and on the Cboe Europe, Turquoise Europe and Aquis Exchange trading platforms (each of them, together with the Continuous Market, a “Trading Venue” and, jointly, the “Trading Venues”).
Manager of the Second Tranche:	The execution of the Second Tranche will be carried out externally through J.P. Morgan SE (the “Manager”), which will make its decisions regarding the timing of the purchases of BBVA shares independently of the Company.
Other conditions:

The own shares will be purchased observing in all cases the conditions and limits established in the Regulations.

In particular, it is placed on record that no more than 25% of the average daily volume of the shares on the Trading Venue on which the purchase is carried out will be acquired on any trading day, such average daily volume being calculated in accordance with Article 3(3)(a) of Delegated Regulation (EU) 2016/1052 (i.e., the average daily trading volume on each Trading Venue during the month preceding the publication of this announcement), excluding block trades and dark pools.

Accordingly, the maximum number of shares that may be purchased per day under the Second Tranche on each Trading Venue, throughout its duration, will be as follows:

Continuous Market: 1,658,248 shares.

Cboe Europe: 577,890 shares.

Turquoise Europe: 77,707 shares.

Aquis Exchange: 284,738 shares.

The share purchase transactions performed, as well as the end or, as the case may be, the temporary suspension of execution of the Second Tranche, will be duly communicated in accordance with the Regulations.

Madrid, 13 October 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 13, 2026	By:	/s/ José María Caballero Cobacho
Name: José María Caballero Cobacho
Title: Head of ALM